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                          [HANDY & HARMAN LETTERHEAD]

                                                                   March 6, 1998

Dear Shareholder:

     I am pleased to inform you that on March 1, 1998, Handy & Harman (the 'Company') entered into an Agreement and Plan of Merger (the 'Merger Agreement') with WHX Corporation ('WHX') and HN Acquisition Corp., a wholly owned subsidiary of WHX (the 'Purchaser'). Pursuant to the Merger Agreement, the Purchaser today commenced a tender offer (the 'Offer') to purchase all outstanding shares of the Company's common stock for $35.25 per share in cash. Under the Merger Agreement, the tender offer will be followed by a merger (the 'Merger') of the Purchaser with and into the Company and all shares of the Company's common stock not purchased in the tender offer (other than shares held by WHX, the Purchaser or the Company or shares held by dissenting shareholders) will be converted into the right to receive $35.25 per share in cash.

     YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY (WITH ONE DIRECTOR ABSENT) APPROVED THE MERGER AGREEMENT, THE OFFER AND THE MERGER AND DETERMINED THAT THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY AND ITS SHAREHOLDERS. ACCORDINGLY, THE BOARD RECOMMENDS THAT SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES IN THE OFFER.

     In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors, including, among other things, the opinion of Goldman, Sachs & Co., the Company's financial advisor, that as of March 1, 1998, the $35.25 per share in cash to be received by the Company's shareholders (excluding WHX and its subsidiaries) pursuant to the Offer and the Merger was fair from a financial point of view to such shareholders.

     Attached is a copy of the Schedule 14D-9 filed by the Company with the Securities and Exchange Commission. The Schedule 14D-9 describes the reasons for your Board of Directors' recommendation, includes as an exhibit the full text of the March 1, 1998 opinion of Goldman, Sachs & Co. and contains other important information relating to the Offer. Also enclosed is the Offer to Purchase, dated March 6, 1998, of the Purchaser, together with related materials, including a Letter of Transmittal to be used for tendering your shares. These documents set forth the terms and conditions of the Offer and provide instructions on how to tender your shares. We urge you to read the Schedule 14D-9 and the enclosed materials carefully.

                                          Sincerely,

                                          /s/ R. N. Daniel
                                          -----------------------
                                          R. N. Daniel
                                          Chairman and
                                          Chief Executive Officer